    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 1997

                                                      REGISTRATION NO. 333-40657
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                              EXECUTIVE RISK INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                          06-1388171
 (STATE OR OTHER JURISDICTION OF INCORPORATION OR         (I.R.S. EMPLOYER IDENTIFICATION NO.)
                   ORGANIZATION)

                            ------------------------

                              82 HOPMEADOW STREET
                          SIMSBURY, CONNECTICUT 06070
                                 (860) 408-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                ROBERT H. KULLAS
                                    CHAIRMAN
                              EXECUTIVE RISK INC.
                              82 HOPMEADOW STREET
                               SIMSBURY, CT 06070
                                 (860) 408-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR
                                    SERVICE,
                               SHOULD BE SENT TO:

          JAMES A. FITZPATRICK, JR., ESQ.                        STEPHEN G. ROONEY, ESQ.
            JONATHAN L. FREEDMAN, ESQ.                   LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.
               DEWEY BALLANTINE LLP                               125 WEST 55TH STREET
            1301 AVENUE OF THE AMERICAS                       NEW YORK, NEW YORK 10019-5389
           NEW YORK, NEW YORK 10019-6092                             (212) 424-8000
                  (212) 259-8000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED DECEMBER 8, 1997

Prospectus

LOGO
$75,000,000

   % SENIOR NOTES DUE 20

Executive Risk Inc. ("ERI" or the "Company") is offering $75,000,000 aggregate
principal amount of   % Senior Notes due 20  (the "Senior Notes"). Interest on
the Senior Notes is payable on             and             of each year,
commencing             , 1998. The Senior Notes will mature on             ,
20 . The Senior Notes may not be redeemed prior to maturity and are not subject to any sinking fund.

The Senior Notes will be represented by one or more permanent global Senior Notes registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Beneficial interests in the permanent global Senior Notes will be shown on records maintained by participants, and transfers thereof will be effected only through the Depositary or any participant. See "Description of Notes--Book-Entry System." Except as described herein, Senior Notes in definitive form will not be issued. Settlement for the Senior Notes will be made in immediately available funds. The Senior Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary trading activity in the Senior Notes will therefore settle in immediately available funds.

The Senior Notes will be general unsecured obligations of the Company and will rank senior in right of payment to all of the Company's existing or future indebtedness that is by its terms expressly subordinated in right of payment to the Senior Notes and will rank pari passu with all other existing or future unsecured senior indebtedness of the Company.

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SENIOR NOTES.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                              PRICE TO             UNDERWRITING            PROCEEDS TO
                                              PUBLIC(1)             DISCOUNT(2)           COMPANY(1)(3)
-----------------------------------------------------------------------------------------------------------
 PER SENIOR NOTE                        %                      %                      %
 TOTAL                                  $75,000,000            $                      $
-----------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from                .
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $          .

--------------------------------------------------------------------------------

The Senior Notes are being offered by Chase Securities Inc. and Donaldson, Lufkin & Jenrette Securities Corporation (collectively, the "Underwriters"), subject to prior sale, when, as and if issued by the Company and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offers and to reject orders in whole or in part. It is expected that delivery of the Senior Notes will be made in book-entry form through the facilities of the Depositary on or about
               .

CHASE SECURITIES INC.   DONALDSON, LUFKIN & JENRETTE
                                               SECURITIES CORPORATION
The date of this Prospectus is December   , 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SENIOR NOTES, INCLUDING OVERALLOTMENT, STABILIZING TRANSACTIONS AND SYNDICATE SHORT COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

     NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE SENIOR NOTES OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE SENIOR NOTES AND THE DISTRIBUTION OF THIS PROSPECTUS.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, copies of the above reports, proxy statements and other information also may be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Senior Notes offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained from the principal office of the Commission in Washington, DC, upon payment of the fees prescribed by the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference:

        (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

        (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and

        (iii) Current Reports on Form 8-K filed on February 18, 1997 and June 5, 1997.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person (including any beneficial owner of Senior Notes purchased in this offering) to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to the Company at 82 Hopmeadow Street, Simsbury, CT 06070, Attention: Mr. Robert V. Deutsch, Executive Vice President, telephone number (860) 408-2000.

                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Prospectus and the documents incorporated by reference herein, or any other written or oral statements made by or on behalf of the Company, may include forward-looking statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which are described in more detail in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated herein by reference) include, but are not limited to, uncertainties relating to cyclical industry conditions, uncertainties relating to government and regulatory policies, the legal environment, the uncertainties of the reserving process, the competitive environment in which the Company operates, the uncertainties inherent in international operations, interest rate fluctuations and uncertainties related to the Company's possible entrance into new insurance lines and new geographic markets. The words "believe," "expect," "anticipate," "project," and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements appearing elsewhere, or incorporated by reference, in this Prospectus. Except where otherwise indicated, (i) the "Company" or "ERI" refers to Executive Risk Inc., with respect to any period subsequent to December 31, 1993, and to its wholly-owned subsidiary, Executive Re Inc. ("Executive Re"), with respect to any period prior to January 1, 1994; (ii) "ERII" refers to Executive Risk Indemnity Inc. and "ERSIC" refers to Executive Risk Specialty Insurance Company (ERII and ERSIC are wholly-owned insurance company subsidiaries of the Company and are sometimes collectively referred to as the "Insurance Subsidiaries"); (iii) "ERMA" refers to Executive Risk Management Associates, the Company's wholly-owned underwriting agency which offers insurance policies issued by ERII and ERSIC, as well as by certain other insurance companies; (iv) "ERNV" refers to Executive Risk N.V., a Dutch insurance company which is a wholly-owned subsidiary of Executive Re; and (v) all financial information in this Prospectus is presented in accordance with generally accepted accounting principles ("GAAP"), unless specified as being in accordance with statutory accounting practices ("SAP").

                                  THE COMPANY

     ERI is a specialty insurance holding company which, through its subsidiaries, develops, markets and underwrites directors and officers liability insurance ("D&O") and errors and omissions liability insurance ("E&O") for lawyers and other professionals. Based on the most recently available survey of the domestic D&O market by Watson Wyatt Worldwide, the Company is a leading D&O underwriter and is the leading underwriter of D&O for not-for-profit health care organizations based on policy count. The Company's subsidiaries also offer fiduciary liability insurance and fidelity bonds for corporations, employment practices liability insurance for corporations and their employees, technology maintenance and repair coverage for hospitals and clinics, stop-loss arrangements for providers of medical services and medical malpractice liability coverage for hospitals and other health care institutions. The Company markets its products primarily through independent agents and brokers throughout the United States. In recent years, the Company also has been marketing insurance outside the United States, particularly in Europe. The Company intends to continue the expansion of its international business. The Company and Union des Assurances de Paris -- Incendie-Accidents have agreed to terminate, effective December 31, 1997, their joint venture with respect to the marketing of D&O to European insureds. Thereafter, the Company's operations in Europe will be conducted through ERNV.

     Both D&O and E&O are designed to protect insureds against lawsuits and associated legal defense expenses. In connection with D&O coverage of for-profit corporations, such liabilities can arise from claims by customers, vendors, competitors and former employees, although the most severe liabilities have historically arisen from lawsuits by stockholders alleging director or officer failure to discharge duties to the corporation or violations of federal securities laws. In the case of not-for-profit organizations, the Company's coverage is often implicated in employment practices litigation. E&O is most often sold to professionals, such as attorneys, psychologists and insurance agents, among others, where the principal sources of potential claims are dissatisfied clients alleging breaches of professional standards or ethical violations. Fiduciary liability coverages are intended primarily to protect those who invest and administer benefit plan trusts, and fidelity insurance coverages insure against losses associated with employee theft and other types of employee dishonesty. Employment practices liability insurance, which is available to cover both the employing organization and its supervisors, insures against losses associated with employee claims such as sexual harassment, wrongful termination and discriminatory treatment. The Company's non-liability related products include a service contract and cost management product for owners of high-tech diagnostic equipment and related health care technology, and a stop-loss policy for providers of medical services that receive revenues for their services under the capitation method.

     The Company is in the process of exploring entry into certain new insurance lines. Such entry could be by means of the establishment of new businesses or the acquisition of existing businesses. Such new insurance lines may or may not be related to the Company's core D&O and E&O lines.

There can be no assurance as to whether the Company will in fact enter into any such new insurance lines or, if it does, as to the timing thereof, or as to the results of operations of such new insurance lines.

     The following table sets forth the Company's gross premiums written by line of business for the periods indicated.

                                                               YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------------------------
                                      1996 GROSS                1995 GROSS                1994 GROSS
                                       PREMIUMS     PERCENT      PREMIUMS     PERCENT      PREMIUMS     PERCENT
                                       WRITTEN      OF TOTAL     WRITTEN      OF TOTAL     WRITTEN      OF TOTAL
                                      ----------    --------    ----------    --------    ----------    --------
                                                                (DOLLARS IN THOUSANDS)
Domestic D&O.......................    $240,680         72%      $159,491         76%      $104,871         81%
Lawyers E&O........................      35,679         11         28,744         14         17,964         14
Miscellaneous E&O..................      32,329         10         11,649          5          5,153          4
International D&O..................      11,046          3          9,934          5          1,620          1
Other..............................      12,351          4            822         --            591         --
                                       --------        ---       --------        ---       --------        ---
  Total............................    $332,085        100%      $210,640        100%      $130,199        100%
                                       ========        ===       ========        ===       ========        ===

     The table below sets forth statutory combined ratios for the periods indicated for the Insurance Subsidiaries and the property/casualty industry as a whole. The Insurance Subsidiaries' specialty products business is not directly comparable to the business of the property/casualty industry as a whole.

                                                        YEAR ENDED DECEMBER 31,
                                         ------------------------------------------------------
                                          1996        1995        1994        1993        1992
                                         ------      ------      ------      ------      ------
SAP DATA:
Insurance Subsidiaries' Combined
  Ratio..............................     92.7%       90.7%       97.6%      102.1%      102.8%
Industry Combined Ratio(1)...........    105.9%      106.4%      108.4%      106.9%      115.7%

---------------

(1) Source: Best's Aggregates & Averages -- Property-Casualty.

     Approximately 92% of the Company's investment portfolio at September 30, 1997, on a fair value basis, consisted of cash and investment grade fixed maturity securities. At that date, the Company's investment portfolio had an amortized cost and fair value of $912.0 million and $956.0 million, respectively, and the tax equivalent yield on the fixed maturity portfolio was 7.8%. The Company's investment philosophy is to seek optimum total return in a manner consistent with what the Company believes is a generally conservative investment approach. At September 30, 1997, the Company's total assets were $1.3 billion and stockholders' equity was $257.9 million.

     The Insurance Subsidiaries' current pooled rating from A.M. Best Company, Inc. ("A.M. Best") is "A (Excellent)" and their current pooled claims-paying ability rating from Standard & Poor's Corporation ("S&P") is "A+ (Good)." These ratings are based upon factors of concern to policyholders, including financial condition and solvency, and are not directed to the protection of investors. There can be no assurance that such ratings will not change in the future.

     ERI employs approximately 480 people, most of whom are located at the Company-owned headquarters building at 82 Hopmeadow Street, Simsbury, Connecticut 06070.

                                  THE OFFERING

Securities Offered..............   $75,000,000 aggregate principal amount of   %
                                   Senior
                                   Notes due 20  .

Maturity Date...................               , 20  .

Interest Payment Dates..........   Interest on the Senior Notes will be payable
                                   in cash semi-annually on           ,   and
                                             ,   of each year, commencing
                                             , 1998.

Redemption......................   The Senior Notes will not be redeemable prior
                                   to maturity.

Ranking.........................   The Senior Notes will be general unsecured
                                   obligations of the Company and will rank senior in right of payment to all of the Company's existing or future indebtedness that is by its terms expressly subordinated in right of payment to the Senior Notes and will rank pari passu with all other existing or future unsecured senior indebtedness of the Company. The Senior Notes will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries. At September 30, 1997, the liabilities of the Company's subsidiaries, including obligations to the policyholders of the Company's Insurance Subsidiaries, amounted to $932.5 million.

Same-Day Settlement.............   Initial settlement for the Senior Notes will
                                   be made in immediately available funds. While held in global form, the Senior Notes will trade in the Depositary's Same-Day Funds
                                   Settlement System, and settlement for any secondary market trades and all payments of principal and interest will be made in immediately available funds.

Book-Entry System and Form and
Denomination of Senior Notes....   The Senior Notes will be issued in
                                   denominations of $1,000 or any integral
                                   multiple thereof. Payment of principal of, and interest on, Senior Notes represented by one or more permanent global Senior Notes registered in the name of or held by the Depositary or its nominee will be made in immediately available funds to the Depositary or its nominee as the registered owner and holder of such permanent global Senior Note or Senior Notes. Senior Notes will not be issued in definitive form except under certain limited circumstances described herein. See "Description of Senior
                                   Notes -- Book-Entry System."

Principal Covenants.............   The indenture under which the Senior Notes
                                   will be issued (the "Indenture") contains covenants limiting, among other things, (i) the creation and existence of liens by the Company and its subsidiaries, (ii) the issuance and disposition of capital stock of the Company's subsidiaries and (iii) the ability of the Company to effect a consolidation, merger or sale of substantially all of its assets as an entirety.

Use of Proceeds.................   The net proceeds from the issuance of the
                                   Senior Notes offered hereby will be used by the Company to make a contribution to the capital and surplus of ERNV, in order to support the development of its international business, and for general corporate purposes.
                                   See "Use of Proceeds."

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     The following selected consolidated historical financial data as of September 30, 1997 and 1996 and for each of the nine-month periods ended September 30, 1997 and 1996 have been derived from unaudited consolidated financial statements and include all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of such financial information for those periods. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the full year ended December 31, 1997. The selected consolidated historical financial data as of December 31, 1996, 1995, 1994, 1993 and 1992 and for each of the years in the five-year period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company. The data set forth below should be read in conjunction with the financial and other information included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
                                            -------------------   --------------------------------------------------
                                              1997       1996       1996       1995       1994      1993      1992
                                            --------   --------   --------   --------   --------   -------   -------
                                                (UNAUDITED)
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Gross premiums written....................  $308,480   $229,511   $332,085   $210,640   $130,199   $84,255   $82,667
Net premiums written......................   191,064    148,847    210,376    145,121    108,285    70,519    74,605
Net premiums earned.......................   151,222    111,404    155,784    116,434     94,961    69,014    71,926
Net investment income.....................    33,042     23,214     32,646     26,706     22,497    20,475    19,702
Net realized capital gains (losses).......     1,928       (572)     1,047      1,588       (455)    1,964       869
Equity in earnings of ERMA................        --         --         --         --         --     2,707     2,736
Other income (loss).......................       150        135        166         83         82      (364)       --
                                            --------   --------   --------   --------   --------   --------  --------
  Total revenues..........................   186,342    134,181    189,643    144,811    117,085    93,796    95,233

Loss and loss adjustment expenses.........   101,543     75,279    105,335     78,530     64,171    46,640    51,427
Policy acquisition costs..................    24,527     20,231     27,803     21,931     18,723    18,613    18,535
General and administrative costs..........    20,334     11,704     17,068     10,730      8,890     8,749     6,409
Long-term incentive compensation..........        --        187        187      1,458      1,009     1,100        --
Interest expense..........................     1,446      3,192      4,511      2,022      1,519     1,421     1,420
Minority interest in Executive Risk
  Capital Trust...........................     7,109         --         --         --         --        --        --
                                            --------   --------   --------   --------   --------   --------  --------
  Total expenses..........................   154,959    110,593    154,904    114,671     94,312    76,523    77,791
                                            --------   --------   --------   --------   --------   --------  --------

Income before income taxes................    31,383     23,588     34,739     30,140     22,773    17,273    17,442
Income tax expense........................     5,486      4,059      6,634      4,854      3,533     2,360     2,870
                                            --------   --------   --------   --------   --------   --------  --------
Income before cumulative effect of change
  in accounting for income taxes..........    25,897     19,529     28,105     25,286     19,240    14,913    14,572
Cumulative effect of change in accounting
  for income taxes........................        --         --         --         --         --        --     1,387
                                            --------   --------   --------   --------   --------   --------  --------
Net income................................  $ 25,897   $ 19,529   $ 28,105   $ 25,286   $ 19,240   $14,913   $15,959
                                            ========   ========   ========   ========   ========   ========  ========
Earnings per common and common equivalent
  share(1)................................  $   2.50   $   1.84   $   2.67   $   2.11   $   1.80   $  3.53   $  3.44
                                            ========   ========   ========   ========   ========   ========  ========
Weighted average shares outstanding.......    10,377     10,624     10,509     11,956     10,108     3,128     3,120

Earnings per common share--assuming full
  dilution(1).............................  $   2.49   $   1.83   $   2.67   $   2.11   $   1.69   $  1.69   $  1.66
                                            ========   ========   ========   ========   ========   ========  ========
Weighted average shares outstanding--
  assuming full dilution..................    10,410     10,668     10,542     11,978     11,365     9,238     9,230

---------------

(1) Per share information is based on income before cumulative effect of change in accounting for income taxes. Earnings per common and common equivalent share and earnings per common share assuming full dilution based on net income were $3.88 and $1.81, respectively, for the year ended December 31, 1992.

                                       NINE MONTHS ENDED
                                         SEPTEMBER 30,                      YEAR ENDED DECEMBER 31,
                                     ---------------------   ------------------------------------------------------
                                        1997        1996       1996       1995         1994       1993       1992
                                     ----------   --------   --------   --------     --------   --------   --------
                                          (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT END OF
  PERIOD):

Cash and invested assets...........  $  956,049   $628,289   $690,975   $549,852     $431,849   $371,596   $319,773
Total assets(2)....................   1,315,371    824,306    941,247    705,920(6)   516,747    420,382    361,149
Long-term debt.....................          --     70,000     70,000     25,000       25,000     25,000     25,000
Company obligated mandatorily
  redeemable preferred
  securities.......................     125,000         --         --         --           --         --         --
Stockholders' equity(2)............     257,864    126,898    144,775    177,725      130,854    114,837     92,473

OTHER DATA:

Loss ratio.........................        67.1%      67.6%      67.6%      67.4%        67.6%      67.6%      71.5%
Expense ratio......................        29.7       28.6       28.8       28.1         29.1       39.6       34.7
                                     ----------   --------   --------   --------     --------   --------   --------
Combined ratio.....................        96.8%      96.2%      96.4%      95.5%        96.7%     107.2%     106.2%
                                     ==========   ========   ========   ========     ========   ========   ========

Ratio of net premiums written to
  statutory surplus(3)(4)..........         1.1        1.5        1.5        1.2          1.0        0.7        0.8
Statutory surplus (at end of
  period)(3).......................  $  225,953   $126,479   $138,405   $121,465     $107,401   $ 94,445   $ 91,689
Operating margin(5)................        20.6%      20.3%      20.3%      21.3%        21.1%      19.3%      19.3%
Ratio of earnings to fixed
  charges(7)(8)....................         4.7        8.8        9.1       17.6         15.1       12.9       12.7
Ratio of debt to total
  capitalization(9)................        17.6%      35.6%      32.6%      12.3%        16.0%      17.9%      21.3%

---------------

(2) As of September 30, 1997 and 1996 and as of December 31, 1996, 1995, 1994 and 1993, includes $16.7 million, $8.8 million, $11.7 million, $15.4 million, ($3.3) million and $12.4 million, respectively, net of deferred taxes, in total assets and stockholders' equity from unrealized gains (losses) pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

(3) Statutory data has been derived from the financial statements of the Insurance Subsidiaries prepared in accordance with SAP.

(4) Ratios of net premiums written to statutory surplus are calculated on a rolling twelve month basis.

(5) Consists of income before taxes, excluding interest expense, minority interest in Executive Risk Capital Trust, realized capital gains (losses) and certain non-recurring expenses, divided by total revenues, excluding realized capital gains (losses).

(6) Certain 1995 amounts have been reclassified to conform with the 1996 presentation.

(7) For purposes of computing ratios of earnings to fixed charges for the Company and its subsidiaries, earnings represent income before income taxes plus fixed charges. Fixed charges have been calculated by adding gross interest expense, amortization of financing costs and that portion of rent expense deemed representative of the interest factor in such rent expense.

(8) For the nine months ended September 30, 1997, the decline in ratio of earnings to fixed charges from the prior year period reflects interest expense associated with the February 1997 issuance by a trust affiliated with the Company (the "Trust") of $125 million of Company obligated mandatorily redeemable preferred securities (the "Capital Securities").

(9) Ratio of debt to total capitalization has been calculated by assigning to the Capital Securities partial equity credit, limited to 15% of total capital of the Company and its consolidated subsidiaries, after giving effect to the issuance of the Capital Securities.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors and risks should be considered carefully by potential purchasers in evaluating the Company, its business and the Senior Notes offered hereby:

RANKING; HOLDING COMPANY STRUCTURE; DIVIDEND RESTRICTIONS

     The Senior Notes will be general unsecured obligations of the Company and will rank pari passu with all other senior indebtedness of the Company and senior to all subordinated indebtedness of the Company. However, because the Senior Notes will be unsecured, they will be effectively subordinated to all secured indebtedness of the Company.

     Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of the creditors of such subsidiary, except to the extent the Company may itself be recognized as a creditor of such subsidiary. Accordingly, the Senior Notes will be effectively subordinated to all existing and future liabilities and obligations of the Company's subsidiaries, including obligations to policyholders of the Company's Insurance Subsidiaries, which liabilities and obligations totalled approximately $932.5 million at September 30, 1997. The Indenture also does not preclude the Company or its subsidiaries from issuing indebtedness, subject to the covenant described below under "Description of Senior Notes -- Certain Covenants of the Company -- Limitation on Liens." Holders of Senior Notes should look only to the assets of the Company for payments on the Senior Notes.

     ERI is an insurance holding company. Dividends and other payments from the Insurance Subsidiaries and ERMA are ERI's primary source of funds to pay expenses, service debt (including principal and interest on the Senior Notes) and pay dividends, if any. The payment of dividends by ERII and ERSIC is subject to restrictions set forth in the Delaware and the Connecticut insurance laws, respectively. In general, these restrictions limit the aggregate amount of dividends or other distributions that the Insurance Subsidiaries may declare or pay to ERI within any 12-month period without the permission of the applicable regulatory authority (generally to an amount less than the greater of statutory net income (excluding realized capital gains in the case of Delaware) for the preceding year or 10% of statutory surplus), and require that the statutory surplus of the applicable Insurance Subsidiary following any such dividend or distribution be reasonable in relation to its outstanding liabilities and adequate to its financial needs. As of December 31, 1996, the Company's Insurance Subsidiaries had sufficient capital and earnings to pay up to $13.8 million of dividends to the Company during 1997 without prior regulatory approval. As of the date hereof, no dividends have been paid to the Company by the Insurance Subsidiaries during 1997.

     The Company's two other insurance company subsidiaries, ERNV and Executive Risk (Bermuda) Ltd., are domiciled in the Netherlands and Bermuda, respectively, the laws of each of which jurisdictions impose capital requirements and dividend restrictions on such subsidiaries.

LIMITED COVENANTS

     The Indenture does not contain any provisions specifically intended to protect holders of the Senior Notes in the event of a future highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company. The Indenture does not contain any provision which will restrict the Company or its subsidiaries from incurring, assuming or being liable with respect to any indebtedness or other obligations, or from paying dividends or making other distributions on its capital stock or purchasing or redeeming its capital stock other than the covenant described below under "Description of Senior Notes -- Certain Covenants of the Company -- Limitation on Liens." The Indenture does not contain any financial ratios or specified levels of net worth or liquidity to which the Company must adhere. In addition, the Indenture does not contain any provision which would require that the Company repurchase or redeem or otherwise modify the terms of any of the Senior Notes upon a change of control or other events involving the

Company which may adversely affect the creditworthiness of the Senior Notes. See "Description of Senior Notes."

CERTAIN BUSINESS CONSIDERATIONS

     Factors affecting the sectors of the insurance industry in which the Company operates may subject the Company to significant fluctuations in operating results. These factors include competition and general economic conditions, including interest rate levels, as well as legislative initiatives, the frequency of litigation, and the size of judgments obtained against insureds. The impact of these factors can dramatically affect demand for the Company's products, insurance capacity, pricing and claims experience and, consequently, the Company's results of operations. Due to the Company's underwriting policy of pricing its insurance products primarily according to perceived risk exposure rather than according to pricing patterns in the market, it is possible that the Company will seek to raise prices during times of excess insurance capacity (or, will not seek to raise prices during times of limited insurance capacity) with an accompanying adverse impact on the Company's results of operations, market share or both.

     The professional liability insurance sectors of the property/casualty industry have experienced a prolonged "soft market," characterized by intense competition and strong downward pricing pressures. The Company's business strategy for continued growth relies on finding underserved markets, primarily in the D&O and E&O sectors, where it can create and profitably underwrite attractive insurance products. The Company's ability to pursue such strategy entails certain risks, due to the highly competitive nature of the insurance industry. The Company competes with domestic and foreign insurers and reinsurers, some of which have greater financial, marketing and management resources and experience than the Company. The Company may also be required to compete with new market entrants in the future. Competition is based on many factors, including the perceived financial strength of the insurer, pricing and other terms and conditions, levels of customer service (including the speed with which claims are paid), ratings assigned by independent rating organizations (including A.M. Best and S&P) and reputation and experience in the business. This competition could have an adverse effect on the Company's results of operations. In addition, with respect to the Company's ratings, A.M. Best and S&P each reviews its ratings of insurance companies from time to time. There can be no assurance that any particular rating will continue for any given period of time or that it will not be changed or withdrawn entirely if, in the judgment of the rating agency, circumstances so warrant. If either the Company's A.M. Best rating or its claims-paying ability rating from S&P were downgraded from its current level, the Company's results of operations could be materially and adversely affected.

     The Company offers liability coverage on a program basis, that is, through wholesale brokers who control regional or national books of business. These "program administrators" function similarly to managing general agents. They are authorized to receive insurance applications and issue Insurance Subsidiary policies, all in accordance with underwriting criteria specified by the Company. Program administrators generally are not authorized to handle or pay claims or to bind reinsurance. Distribution through program administrators entails certain fidelity, credit and underwriting risks not ordinarily encountered in connection with the Company's other distribution methods.

REGULATION

     The Insurance Subsidiaries are subject to a substantial degree of regulatory oversight, which generally is designed to protect the interests of policyholders as opposed to stockholders. Such regulation relates to authorized lines of business, policy rates and forms, capital and surplus requirements, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control and a variety of other financial and nonfinancial components of an insurance company's business. The Company believes that more, rather than less, regulation is likely in the future. The National Association of Insurance Commissioners (the "NAIC") has adopted a system of assessing the financial condition and stability of insurance companies, known as "IRIS ratios," and a system to test the adequacy of statutory capital, known as "risk-based capital," each of which applies to the Insurance Subsidiaries. IRIS ratios consist of 11 ratios that are compiled annually from each insurance company's statutory financial reports and then compared against the NAIC-established "usual range" for each ratio. The Insurance Subsidiaries, which are experiencing premium growth, have fallen outside the usual range for certain IRIS ratios from time to time. The risk-based capital rules, required for the first time in regulatory filings for 1994, establish statutory capital requirements based on levels of risk assumed by an insurance company. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the insurance company's regulatory total adjusted capital to its authorized control level risk-based capital, both as defined by the NAIC, calculated as of the end of each fiscal year. At December 31, 1996, the total adjusted capital (as defined by the NAIC) of ERII and ERSIC was in excess of the risk-based capital regulatory action level. The application of the proceeds from the February 1997 offering of the Capital Securities caused the total adjusted capital of ERII and ERSIC to exceed the risk-based capital company action level, which is a higher standard. See Note 16 of the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K incorporated herein by reference. Failure to maintain risk-based capital at the required levels, or generation of IRIS ratios far outside the NAIC's usual range, could adversely affect the Insurance Subsidiaries' ability to secure regulatory approvals as necessary or appropriate in connection with their insurance businesses.

ADEQUACY OF LOSS RESERVES

     The reserves for losses and loss adjustment expenses represent the Company's estimates of liability on outstanding claims. These estimates involve actuarial and statistical projections of the expected ultimate cost of administering and settling these claims based on facts and circumstances then known, predictions of future events, estimates of future trends in claims severity and other variable factors such as inflation and new theories of liability. As estimates, reserves may not accurately reflect amounts that are ultimately incurred in administering and settling insured losses, particularly in the instance of companies with relatively short operating histories or companies that have a heavy reliance on relatively newer product lines, such as the Company. If the reserve estimates prove to be inadequate, the Company would be required to augment its reserves, resulting in a charge to earnings in the period in which such action occurs. Although the Company believes that its reserves are adequate, there can be no assurance that ultimate loss experience will not exceed the Company's reserves, resulting in a material adverse effect on the Company's financial condition and results of operations. Since 1988, the Company has retained the services of an independent actuarial consulting firm to provide opinions regarding reserves as required for state regulatory filings. The Company intends to utilize such services in the future. In addition, although the Company seeks to spread risk through the use of reinsurance programs, like other insurance companies, it is subject to the risk of severe or multiple losses, which could materially and adversely affect its financial position and results of operations.

REINSURANCE

     The Company has historically utilized reinsurance arrangements to limit the amount of risk retained under policies written or reinsured by the Insurance Subsidiaries. The Company currently has in place a number of reinsurance programs pursuant to which it cedes risks. The ceding of risk to reinsurers does not relieve the Company of liability to its insureds and reinsureds, and consequently the Company is subject to credit risk with respect to its reinsurers. While the Company endeavors to reinsure only with financially sound reinsurers, there can be no assurance that the Company will not experience difficulties in the future in collecting reinsurance recoverables under these arrangements should one or more of its reinsurers suffer financial detriment. In addition, the availability and cost of reinsurance arrangements are subject to prevailing market conditions, which are beyond the Company's control. The Company may in the future choose to revise further its reinsurance practices to increase, decrease or eliminate entirely the amount of risk it cedes to reinsurers.

                                USE OF PROCEEDS

     The net proceeds to the Company from the issuance of the Senior Notes (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company in connection therewith) are estimated to be
$     million. The Company expects to use the net proceeds from the issuance of the Senior Notes to make a contribution to the capital and surplus of ERNV, in order to support the development of its international business, and for general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratios of earnings to fixed charges of the Company for the periods indicated:

                                  NINE MONTHS
                                     ENDED
                                 SEPTEMBER 30,                   YEAR ENDED DECEMBER 31,
                                 --------------        --------------------------------------------
                                 1997      1996        1996      1995      1994      1993      1992
                                 ----      ----        ----      ----      ----      ----      ----
Ratio of Earnings to Fixed
  Charges....................... 4.7       8.8         9.1       17.6      15.1      12.9      12.7
Ratio of Earnings to Fixed
  Charges, Excluding Net
  Realized Capital Gains
  (Losses)...................... 4.5       9.0         8.9       16.7      15.4      11.5      12.1

     For purposes of computing the ratios of earnings to fixed charges for the Company and its subsidiaries, earnings represent income before income taxes plus fixed charges. Fixed charges have been calculated by adding gross interest expense, amortization of financing costs and that portion of rent expense deemed representative of the interest factor in such rent expense.

     For the nine months ended September 30, 1997, the decline in ratio of earnings to fixed charges from the prior year period reflects interest expense associated with the February 1997 issuance of the Capital Securities.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of September 30, 1997 and as adjusted to give effect to the issuance and sale of the Senior Notes offered hereby and the application of the net proceeds as described in "Use of Proceeds." The data set forth below should be read in conjunction with the financial and other information included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 incorporated herein by reference.

                                                                           SEPTEMBER 30, 1997
                                                                         ----------------------
                                                                          ACTUAL    AS ADJUSTED
                                                                         --------   -----------
                                                                             (IN THOUSANDS)
Senior Notes offered hereby...........................................   $     --    $  75,000
Company obligated mandatorily redeemable preferred securities of subsidiary Executive Risk Capital Trust holding solely $125,000,000 aggregate principal amount of 8.675% Series B Junior Subordinated
  Deferrable Interest Debentures of the Company due February 1, 2027
  and $3,866,000 aggregate principal amount of 8.675% Series A Junior
  Subordinated Deferrable Interest Debentures of the Company due
  February 1, 2027....................................................    125,000      125,000
Stockholders' equity:
  Common stock, $0.01 par value, 50,000,000 shares authorized;
     11,854,564 shares issued, 10,740,143 shares outstanding(1).......        119          119
  Additional paid-in capital..........................................    171,558      171,558
  Unrealized gains on investments, net of tax.........................     28,636       28,636
  Currency translation adjustments....................................       (578)        (578)
  Retained earnings...................................................     90,689       90,689
  Cost of shares in treasury, at cost--1,114,421 shares...............    (32,560)     (32,560)
                                                                         --------     --------
     Total stockholders' equity.......................................    257,864      257,864
                                                                         --------     --------
       Total capitalization...........................................   $382,864    $ 457,864
                                                                         ========     ========

---------------
(1) Does not include (i) 1,649,484 shares of Common Stock issuable upon exercise of employee stock options, (ii) 100,000 shares of Common Stock issuable upon exercise of an option held by Aetna Inc., (iii) 42,642 shares of Common Stock issuable upon exercise of options granted to directors under the Company's Nonemployee Directors Stock Option Plan, (iv) 35,780 shares of Common Stock issuable upon exercise of options granted to former directors of Executive Re and (v) any shares of Common Stock issuable pursuant to the Company's Stock Incentive Plan and Performance Share Plan.

                          DESCRIPTION OF SENIOR NOTES

SENIOR NOTES

     The statements herein relating to the Senior Notes and the following summary of certain general provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture (as it may be amended or supplemented from time to time), including the definitions therein of certain terms capitalized in this Prospectus. All article and section references appearing herein are to articles and sections of the Indenture. A copy of the form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     The Senior Notes will be issued under an indenture to be dated as of
December   , 1997 (the "Indenture"), between the Company and The Chase Manhattan
Bank as trustee (the "Trustee").

     The Senior Notes will be issued only in fully registered form, without coupons, in minimum denominations of $1,000 or any integral multiple thereof. As discussed below, payment of principal of, and interest on, Senior Notes represented by one or more permanent global Senior Notes registered in the name of or held by the Depositary or its nominee will be made in immediately available funds to the Depositary or its nominee as the registered owner and holder of such permanent global Senior Note or Senior Notes ("Global Notes").

     The Senior Notes will be general unsecured obligations of the Company limited to $75,000,000 aggregate principal amount and will rank senior in right of payment to all existing or future indebtedness of the Company which is by its terms expressly subordinated in right of payment to the Senior Notes and will rank pari passu with all other existing or future unsecured senior indebtedness of the Company. See "-- Ranking."

     The Company will from time to time execute and deliver Senior Notes to the Trustee for authentication and delivery, and the Trustee will authenticate and deliver such Senior Notes upon written order of the Company. No service charge will be made for any transfer or exchange of the Senior Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

TERMS OF THE NOTES

     Interest on the Senior Notes will be payable semi-annually in arrears on
            and             of each year, commencing             , 1998, to
Holders of record on the preceding             and             , respectively,
at the per annum rate set forth on the cover page of this Prospectus, with respect to interest accrued (based on a 360-day year of twelve 30-day months) from the preceding Interest Payment Date (or from the date of issuance in the case of the first interest payment) to but excluding the current interest payment date.

     The Senior Notes are not redeemable prior to maturity and no sinking fund will be established with respect to the Senior Notes.

RANKING

     The Senior Notes offered hereby will rank equally with the Company's other general unsecured and unsubordinated indebtedness, including indebtedness from time to time outstanding to banks and other unaffiliated lenders. The Senior Notes will be effectively subordinated to any and all existing and future secured indebtedness of the Company (to the extent of the value of the related collateral). In addition, because the Company is a holding company whose operations are conducted through the Subsidiaries, the Senior Notes will be structurally subordinated to any and all existing and future liabilities (whether or not secured) of any Subsidiary of the Company, including obligations to policyholders of the Company's Insurance Subsidiaries, which liabilities totalled approximately $932.5 million at September 30, 1997. The rights of the Company to participate in any distribution of earnings or assets of any of its Subsidiaries (and thus the ability of the Company to use earnings and assets of its Subsidiaries to pay principal and interest on the Senior Notes) are subject to insurance regulatory and other statutory restrictions, including limitations on the amount of dividends that may be paid by the Company's Insurance Subsidiaries in any year without the prior approval of the regulatory authorities, as more fully described in "Risk Factors -- Ranking; Holding Company Structure; Dividend Restrictions." As of September 30, 1997, the Company had outstanding no Senior Indebtedness and $125 million of Junior Subordinated Debentures. See "Capitalization." The Indenture does not prohibit the Company or its Subsidiaries from issuing additional debt securities or incurring bank or other loans that may rank pari passu in right of payment to the Senior Notes offered hereby, nor does it prohibit Subsidiaries of the Company from issuing additional debt securities or incurring bank or other loans that may be structurally senior in right of payment to the Senior Notes offered hereby.

CERTAIN COVENANTS OF THE COMPANY

     Limitations on Liens. The Indenture contains a covenant providing that neither the Company nor any Subsidiary may incur, issue, assume or guarantee any Indebtedness secured by a Lien on any property or assets of the Company or any Subsidiary, or any shares of Capital Stock of any Subsidiary, without effectively providing that the Senior Notes (together with, if the Company shall so determine, any other Indebtedness which is not subordinated to the Senior Notes) shall be secured equally and ratably with (or prior to) such Indebtedness, so long as such Indebtedness shall be so secured; provided, however, that this covenant shall not apply to Indebtedness secured by (i) Liens existing on the date of the Indenture; (ii) Liens on property or assets of, or on any shares of stock of, any entity existing at the time such entity becomes a Subsidiary or merges into or consolidates with the Company or a Subsidiary;
(iii) Liens on property or assets or on shares of stock existing at the time of acquisition thereof by the Company or any Subsidiary (including acquisition through merger or consolidation or by a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Subsidiary); (iv) Liens to secure the financing of the acquisition, construction or improvement of property, or the acquisition of shares of stock by the Company or any Subsidiary, provided that such Liens cover only the property or shares so acquired, constructed or improved and are created not later than one year after such acquisition or, in the case of property, not later than one year after completion of construction, improvement or commencement of commercial operation, whichever is later; (v) Liens in favor of the Company or any Subsidiary; (vi) Liens in favor of, or required by, governmental authorities; (vii) Liens in favor of the Trustee for the benefit of the Holders of the Senior Notes; (viii) Liens securing Indebtedness in an aggregate principal amount not in excess of 10% of the Company's Total Capitalization; and (ix) any extension, renewal or replacement, as a whole or in part, of any Lien referred to in the foregoing clauses (i) to (viii) inclusive; provided, however, that (a) such extension, renewal or replacement Lien shall be limited to the same property, assets or shares of stock that secured the Lien extended, renewed or replaced and (b) in the case of clauses (i), (ii), (iii) and (iv) above, the Indebtedness secured by such Lien at such time is not so increased (other than an increase in such Indebtedness equal to the amount of any premium required to be paid in connection with, or reasonably determined by the Company to be necessary to accomplish, any extension, renewal or replacement of such Indebtedness and the expenses of the Company and its Subsidiaries incurred in any such extension, renewal or replacement of such Indebtedness) and, in the case of clause (viii) above, any increases will be subject to the limit contained therein (collectively, the "Excluded Liens"). (Section 9.9)

     Consolidation, Merger or Sale of Assets. The Indenture provides that the Company shall not consolidate with or merge into any other Person or transfer, sell, convey or lease its properties and assets substantially as an entirety, nor may the Company permit any Person to consolidate with or merge into the Company or transfer, sell, convey or lease its properties and assets substantially as an entirety to the Company, unless: (i) the Person formed by such consolidation or into which the Company is merged or the Person which acquires its properties and assets is organized in the United States; (ii) the Person formed by such consolidation or into which the Company is merged expressly assumes all of the obligations of the Company under the Senior Notes and under the Indenture; (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have happened and be continuing; (iv) if, as a result of such consolidation or merger or such conveyance, transfer or lease, properties or assets of the Company would become subject to a Lien which is not an Excluded Lien, the Company shall secure the Senior notes equally and ratably with the indebtedness secured by such Lien; and (v) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that all conditions in the Indenture have been complied with. Upon any such consolidation or merger into any other Person or any transfer, sale, conveyance or lease of the Company's properties and assets substantially as an entirety to any Person, the successor Person formed by such consolidation, or into which the Company is merged or to which such transfer, sale, conveyance or lease is made, shall succeed to, and be substituted for the Company under the Senior Notes and the Indenture, and the Company, except in the case of a lease, shall be relieved of all obligations and covenants under the Indenture and the Senior Notes it was subject to as the predecessor corporation. (Section 7.1.)

     Under the laws of New York, which govern the Indenture, there is no established meaning of the phrase "substantially as an entirety" with regard to a company's assets or property, and the interpretation of such phrase is very fact-intensive. Due to such uncertainty, it may be difficult for Holders of the Senior Notes to ascertain whether a viable claim exists under the Indenture with respect to any given transaction.

     Limitation on Disposition of Stock of Restricted Subsidiaries. The Indenture provides that the Company will not, and will not permit any Subsidiary to, issue, sell, transfer or otherwise dispose of, directly or indirectly, any shares of Capital Stock (other than preferred stock having no voting rights of any kind) of any Restricted Subsidiary (or of any Subsidiary having direct or indirect control of any Restricted Subsidiary) except for, subject to the covenant relating to mergers and sales of assets described in "-- Consolidation, Merger or Sale of Assets", (i) directors' qualifying shares, (ii) any issuance, sale, transfer or other disposition of any Capital Stock of any Restricted Subsidiary (or of any Subsidiary having direct or indirect control of any Restricted Subsidiary) to the Company or to a wholly-owned Subsidiary of the Company or (iii) any issuance, sale, transfer or other disposition of any Capital Stock of any Restricted Subsidiary (or of any Subsidiary having direct or indirect control of any Restricted Subsidiary) made for at least a fair value consideration as determined by the Board of Directors of the Company pursuant to a Board Resolution adopted in good faith. (Section 9.10.)

     The Company is not required pursuant to the Indenture to repurchase the Senior Notes, in whole or in part, with the proceeds of any sale, transfer or other disposition of any shares of Capital Stock of any Subsidiary (or of any Subsidiary having direct or indirect control of any other Subsidiary). Furthermore, the Indenture does not provide for any restrictions on the Company's use of any such proceeds.

     The Indenture does not contain any provisions specifically intended to protect Holders of the Senior Notes in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company. The Indenture does not contain any provisions which will restrict the Company from incurring, assuming or becoming liable with respect to any indebtedness or other obligations, or from paying dividends or making other distributions on its Capital Stock or purchasing or redeeming its Capital Stock other than the covenant described above in "-- Limitation on Liens." The Indenture does not contain any financial ratios or specified levels of net worth or liquidity to which the Company must adhere. In addition, the Indenture does not contain any provision which would require that the Company repurchase or redeem or otherwise modify the terms of any of the Senior Notes upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Senior Notes.

CERTAIN DEFINITIONS

     "Capital Stock" is defined in the Indenture to mean any and all shares, interests, rights to purchase, warrants, options, participations, or other equivalents of or interests in (however designated) corporate stock, including any class or classes of corporate stock which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of corporate stock of any other class of such corporation. (Section 1.1.)

     "Indebtedness" is defined in the Indenture to mean, with respect to any Person, (i) every obligation of such Person for money borrowed, or under any reimbursement obligation relating to a letter of credit (other than letters of credit obtained in the ordinary course of business), (ii) every obligation evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind or with services incurred in connection with capital expenditures (other than indebtedness to trade creditors arising in the ordinary course of business) (provided, however, that the deferred purchase price of any business, property or assets shall not be considered Indebtedness if the purchase price thereof is payable in full within 90 days from the date on which such indebtedness was incurred), (iii) every obligation of such Person in respect of lease rentals which, under GAAP would be shown on a balance sheet of such Person as a liability (other than a current liability or a deferred item),
(iv) every guarantee, direct or indirect, or any obligation described in clauses
(i) through (iii) above and (v) any amendment, supplement, modification, deferral, renewal, extension or refunding of any obligation described in clauses
(i) through (iii) above. For purposes of the Indenture, Indebtedness also includes any obligation of, or any obligation guaranteed by, any Person for the payment of amounts due under a swap agreement or similar instrument or agreement, or under a foreign currency hedge exchange or similar instrument or agreement. (Sections 1.1 and 9.9.)

     "Restricted Subsidiary" is defined in the Indenture to mean a Subsidiary, including its Subsidiaries, which meets any of the following conditions (in each case determined in accordance with generally accepted accounting principles):
(i) the Company's and its other Subsidiaries' investments in and advances to such Subsidiary exceed ten percent (10%) of the Total Assets of the Company and its Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal quarter; (ii) the Company's and its other Subsidiaries' proportionate share of the total assets (after intercompany eliminations) of such Subsidiary exceeds ten percent (10%) of the total assets of the Company and its Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal quarter; or (iii) the Company's and its other Subsidiaries' equity interest in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of such Subsidiary exceeds ten percent (10%) of such income of the Company and its Subsidiaries on a consolidated basis for the most recently completed fiscal quarter. (Section 1.1.)

     "Subsidiary" is defined in the Indenture to mean, with respect to any Person, (a) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (b) any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

     "Total Capitalization" is defined in the Indenture to mean, as of the date of determination, the Company's consolidated stockholders' equity, plus Company obligated mandatorily redeemable preferred securities, plus outstanding indebtedness for borrowed money of the Company all as of the end of the most recently completed fiscal quarter of the Company and as set forth in the Company's balance sheet as of the last day of such fiscal quarter, plus any equity securities or Company obligated mandatorily redeemable preferred securities issued or indebtedness for borrowed money incurred (net of any such securities or indebtedness retired, redeemed or repaid) since the end of such quarter and prior to such date of determination, and including any indebtedness for borrowed money proposed to be incurred at such date of determination.

     Additional covenants with respect to the Senior Notes may be added to the Indenture by supplemental indenture.

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

     The Indenture provides that, if any Event of Default specified therein occurs with respect to the Senior Notes and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of all of the outstanding Senior Notes, by written notice to the Company (and to the Trustee, if notice is given by such Holders of Senior Notes), may declare the principal of and accrued interest on all the Senior Notes to be due and payable. (Section 5.2.)

     Events of Default with respect to the Senior Notes are defined in the Indenture as being any one of the following events: (a) a default for 30 days in payment of interest on any Senior Note when due; (b) a default in payment of principal, or premium, if any, at maturity or otherwise when due on any Senior Note; (c) a default for 60 days after notice to the Company by the Trustee, or by the Holders of at least 25% in aggregate principal amount of the Senior Notes then Outstanding, in the performance of any other agreement in the Senior Notes or in the Indenture; (d) (i) failure by the Company or any Subsidiary to pay any portion of the principal of any Indebtedness having an aggregate principal amount of $15 million or more when due and payable after the expiration of any applicable grace period with respect thereto or (ii) acceleration of the maturity of any Indebtedness of the Company or any Subsidiary in excess of $15 million and such acceleration is not rescinded or annulled or such Indebtedness is not paid in full within 10 days after written notice thereof to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Senior Notes then Outstanding, provided that any such Event of Default will be deemed to be remedied or waived if the default that resulted in the acceleration of such other indebtedness is remedied, cured or waived; and (e) certain events of bankruptcy, insolvency or reorganization of the Company. (Section 5.1.)

     The Trustee will, within 90 days after the occurrence of a Default with respect to the Senior Notes, give to the Holders of the Senior Notes notice of all Defaults known to it unless such Default shall have been cured or waived; provided that except in the case of a Default in payment on the Senior Notes, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding such notice is in the interests of the Holders of the Senior Notes. (Section 6.6.) "Default" means any event which is, or after notice or passage of time or both, would be, an Event of Default. (Section 1.1.)

     The Indenture provides that the Holders of a majority in aggregate principal amount of the Senior Notes may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on such Trustee. (Section 5.8.)

     The Indenture includes a covenant that the Company will file annually with the Trustee a certificate as to the Company's compliance with all conditions and covenants of the Indenture. (Section 9.7.)

     The Holders of a majority in aggregate principal amount of the Senior Notes by notice to the Trustee for such series may waive, on behalf of the Holders of all Senior Notes, any past Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of or interest on any Senior Note, and except in respect of any Event of Default resulting from the breach of a covenant or provision of the Indenture which cannot be amended or modified without the consent of the Holders of each Outstanding Senior Note. (Section 5.7.)

MODIFICATION OF THE INDENTURE

     The Indenture permits the Company and the Trustee to enter into one or more supplemental indentures without the consent of the Holders of any of the Senior Notes in order, among other things, (i) to evidence the succession of another corporation to the Company and the assumption of the covenants of the Company by a successor to the Company; (ii) to add to the covenants of the Company or surrender any right or power of the Company; (iii) to add additional Events of Default with respect to the Senior Notes; (iv) to evidence and provide for successor Trustees; (v) to secure the Senior Notes; (vi) to correct any defect or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action does not materially adversely affect the interests of any Holder of Senior Notes; or (vii) to cure any ambiguity or correct any mistake, provided, such action shall not materially adversely affect the interests of any Holder of Senior Notes. (Section 8.1.)

     The Indenture also permits the Company and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Senior Notes, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or any supplemental indenture or modifying the rights of the Holders of Senior Notes, except that, without the consent of the Holder of each Senior Note so affected, no such supplemental indenture may: (i) change the Stated Maturity of the principal or interest on any Senior Note; (ii) reduce the principal of or interest on any Senior Note, or change the manner in which the amount of any of the foregoing is determined; (iii) change the currency in which any Senior Note or any premium or interest thereon is payable; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Senior Note; (v) reduce the percentage in principal amount of the Outstanding Senior Notes the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (vi) change the obligation of the Company to maintain an office or agency in the places and for the purposes specified in the Indenture; or (vii) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. (Section 8.2.)

DEFEASANCE AND COVENANT DEFEASANCE

     The Company may elect either (i) to defease and be discharged from any and all obligations with respect to the Senior Notes ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Senior Notes ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of and interest on the Senior Notes to Maturity. The conditions to defeasance or covenant defeasance include the following: (i) that such action will not result in a breach or violation of the Indenture or a default under any other material agreement to which the Company is a party and (ii) such defeasance or covenant defeasance will not result in the Trustee having a conflicting interest for purposes of the Trust Indenture Act or in the trust arising from such deposit to constitute an "investment company" within the meaning of the Investment Company Act of 1940, as amended. In addition, as a condition to covenant defeasance, the Company must deliver to the Trustee an Opinion of Counsel to the effect that the Holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred. Under current United States federal income tax laws, defeasance of the sort contemplated in the Indenture would be treated as an exchange of the relevant Senior Notes in which Holders of the Senior Notes might recognize gain or loss. In addition, thereafter, the amount, timing and character of amounts that Holders would be required to include in income might be different from that which would be includable in the absence of such defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of a defeasance, including the applicability and effect of tax laws other than the United States federal income tax laws.

     The Company may exercise its defeasance option with respect to the Senior Notes notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its defeasance option, payment of the Senior Notes may not be accelerated because of a Default or an Event of Default. (Section 4.4.) If the Company exercises its covenant defeasance option, payment of the Senior Notes may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur by reason of another Event of Default, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on the Senior Notes, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

     Payments in respect of the Senior Notes will be made at the office or agency of the Company maintained for that purpose in The City of New York, except that, at the option of the Company, interest payments may be made (i) by check mailed to the Holders of Senior Notes entitled thereto at their registered addresses or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Register. (Section 3.7.) Payment of any installment of interest on the Senior Notes will be made to the Person in whose name such Senior Note is registered at the close of business on the regular record date for such interest. (Section 3.7.) Senior Notes in registered form will be transferable or exchangeable at the agency of the Company maintained for such purpose as designated by the Company from time to time. Senior Notes may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.5.)

BOOK-ENTRY SYSTEM

     Upon issuance, the Senior Notes will be represented by one or more Global Notes. Each Global Note will be deposited with, or on behalf of, the Depositary and registered in the name of a nominee of the Depositary. Except under the limited circumstances described below, Global Notes will not be exchangeable for definitive certificated Senior Notes.

     Ownership of beneficial interests in Global Notes will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or Persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in such Global Notes will be evidenced only by, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee for such Global Notes. Ownership of beneficial interests in such Global Notes by Persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The Depositary will have no knowledge of the actual beneficial owners of the Senior Notes. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such Global Notes.

     The Company has been advised by the Depositary that upon the issuance of Global Notes and the deposit of such Global Notes with the Depositary, the Depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts represented by such Global Notes to the accounts of participants.

     Payment of principal of, and interest on, Senior Notes represented by Global Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes representing such Senior Notes. The Company has been advised by the Depositary that upon receipt of any payment of principal of, or interest on, a Global Note, the Depositary will immediately credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown in the records of the Depositary. Payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the sole responsibility of such participants subject to any statutory or regulatory requirements as may be in effect from time to time.

     None of the Company, the Trustee or any other agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records of the Depositary, any nominee or any participant relating to, or payments made on account of, beneficial interests in a Global Note or for maintaining, supervising or reviewing any of the records of the Depositary, any nominee or any participant relating to such beneficial interests.

     A Global Note shall be exchangeable for definitive Senior Notes registered in the name of, and a transfer of a Global Note may be registered to, any Person other than the Depositary or its nominee, only if:

          (a) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or if at any time the Depositary ceases to be registered or in good standing under the Exchange Act;

          (b) the Company in its sole discretion determines that such Global Note shall be exchangeable for definitive Senior Notes in registered form; or

          (c) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time or both, would constitute an Event of Default under the Senior Notes.

     Any Global Note that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive Senior Notes in registered form, of like tenor and of an equal aggregate principal amount as the Global Note, in denominations of $1,000 and integral multiples thereof. Such definitive Senior Notes will be registered in the name or names of such Persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such Global Note. Any principal and interest will be payable, the transfer of the definitive Senior Notes will be registerable and the definitive Senior Notes will be exchangeable at the office or agency of the Company in the Borough of Manhattan, The City of New York (which will initially be the office of the Trustee), except that, at the option of the Company, interest may be paid by mailing a check to the address of the Person entitled thereto as it appears in the Register or by wire transfer to an account maintained by such Person as specified in the Register.

     Except as provided above, owners of beneficial interests in such Global Notes will not be entitled to receive physical delivery of Senior Notes in definitive form and will not be considered the Holders thereof for any purpose under the Indenture, and no Global Note shall be exchangeable except for another Global Note of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each Person owning a beneficial interest in such Global

Note must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Global Note or the Indenture.

     The Company understands that, under existing industry practices, in the event that the Company requests any action of Holders, or an owner of a beneficial interest in such Global Notes desires to give or take any action that a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Commission.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Senior Notes will be made in immediately available funds. So long as the Senior Notes are represented by one or more permanent Global Notes, all payments of principal and interest will be made by the Company in immediately available funds.

     So long as the Senior Notes are represented by one or more Global Notes registered in the name of the Depositary or its nominee, the Senior Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Senior Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on the trading activity in the Senior Notes.

CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE

     The Indenture provides that, in addition to such other certificates or opinions as may be specifically required by other provisions of the Indenture, every application by the Company for action by the Trustee thereunder shall be accompanied by a certificate of certain officers of the Company and an Opinion of Counsel for the Company stating that, in the opinion of the signers, all conditions precedent to such action have been complied with.

REPORT TO HOLDERS OF SENIOR NOTES

     The Trustee is required to submit an annual report to the Holders of the Senior Notes regarding, among other things, the Trustee's eligibility to serve as such, the priority of the Trustee's claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the Senior Notes.

THE TRUSTEE

     The Chase Manhattan Bank, whose Corporate Trust Office is currently located at 450 West 33rd Street, New York, New York, will be the Trustee under the Indenture.

     The Company and its affiliates maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business. The Trustee is an affiliate of Chase Securities Inc., one of the Underwriters. See "Underwriting."

     The Trustee may resign or be removed by the Company and a successor trustee may be appointed. The Holders of a majority in aggregate principal amount of the Senior Notes then outstanding may remove the Trustee.

     The Indenture contains certain limitations on the rights of the Trustee thereunder, in the event that it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement
(the "Underwriting Agreement") dated December   , 1997 among the Company and the
several Underwriters named below, the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the following respective principal amounts of the Senior Notes:

                                                                         PRINCIPAL
                                                                         AMOUNT OF
                                 UNDERWRITER                            SENIOR NOTES
        --------------------------------------------------------------  ------------
        Chase Securities Inc. ........................................  $
        Donaldson, Lufkin & Jenrette Securities Corporation...........
                                                                        ------------
                  Total...............................................  $ 75,000,000
                                                                        ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Senior Notes offered hereby if any of the Notes are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the Senior Notes to the public initially at the respective public offering price set forth on the cover page of this Prospectus, and to
certain dealers initially at such price less a discount not in excess of   % of
the principal amount of the Senior Notes. The Underwriters may allow, and such
dealers may reallow, a concession to certain other dealers not in excess of   %
of the principal amount on sales to certain other dealers. After the public offering, the public offering price and such concessions may be changed.

     Chase Securities Inc. is an affiliate of The Chase Manhattan Bank, which is the Trustee under the Indenture and the administrative agent for and a lender to the Company under its revolving credit facility, and which participates on a regular basis in various general financing and banking transactions with the Company. Affiliates of Chase Securities Inc. are serving as trustees under the Amended and Restated Declaration of Trust pursuant to which the Capital Securities were issued. In addition, the Underwriters have engaged, and may in the future engage, in investment banking transactions with the Company.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, and to contribute to payments which the Underwriters might be required to make in respect thereof.

     In connection with the offering and sale of the Senior Notes, Chase Securities Inc., on behalf of the Underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions permit bids to purchase the Senior Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Senior Notes. Syndicate covering transactions involve purchases of the Senior Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Senior Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

     The Senior Notes are a new series of securities with no established trading market and will not be listed on any securities exchange. The Underwriters have advised the Company that they intend to make a market in the Senior Notes, but are under no obligations to do so and such market making may be terminated at any time. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Senior Notes.

                                 LEGAL OPINIONS

     The validity of the Senior Notes offered hereby will be passed upon for the Company by Dewey Ballantine LLP, New York, New York. James A. FitzPatrick, Jr., Secretary of the Company, is a member of Dewey Ballantine LLP. Certain legal matters will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company incorporated by reference or appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference or appearing therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 1997 and March 31, 1996, the six-month periods ended June 30, 1997 and June 30, 1996, and the nine-month periods ended September 30, 1997 and September 30, 1996, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports"' or "parts" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

                      (This page intentionally left blank)

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

------------------------------------------------------

TABLE OF CONTENTS

Available Information.....................     2
Incorporation of Certain Information by
  Reference...............................     3
Prospectus Summary........................     4
The Offering..............................     6
Selected Consolidated Historical Financial
  Data....................................     7
Risk Factors..............................     9
Use of Proceeds...........................    12
Ratio of Earnings to Fixed Charges........    12
Capitalization............................    13
Description of Senior Notes...............    14
Underwriting..............................    24
Legal Opinions............................    25
Experts...................................    25

Prospectus

                                      LOGO
$75,000,000

                              % SENIOR NOTES DUE 20
CHASE SECURITIES INC.

DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

Dated December   , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of the estimated amounts (except for the SEC Registration fee, which is an actual amount) of all expenses payable by the Registrant in connection with the registration of the Senior Notes offered hereby, other than underwriting discounts and commissions:

    SEC Registration fee..................................................   $ 22,727.27
    Blue Sky fees and expenses (including counsel fees)...................      2,500.00
    Accountants' fees and expenses........................................     20,000.00
    Legal fees and expenses...............................................     70,000.00
    Printing and engraving expenses.......................................     30,000.00
    Trustee's fees and expenses...........................................     11,500.00
    Rating Agency Fees....................................................     55,000.00
    Miscellaneous.........................................................        272.73
         Total............................................................   $212,000.00

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe the person's conduct was unlawful.

     Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by
Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against or incurred by such person in any such capacity or arising out of such person's status as such whether or not the corporation would have the power to indemnify such person against such liabilities under such
Section 145.

     The Company's By-laws provide that the Company shall indemnify officers and directors, employees and agents of the Company, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. The By-laws also permit the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such.

     Section 102(b)(7) of the General Corporation Law provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for monetary damages for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company's Certificate of Incorporation contains such a provision.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     (a)   EXHIBITS
                1.1        --   Form of Underwriting Agreement
                4.1        --   Form of Indenture with respect to Senior Notes to be dated as of
                                December   , 1997, between Executive Risk Inc. and The Chase Man-
                                hattan Bank, as Trustee.
                5.1        --   Opinion of Dewey Ballantine LLP
             **12.1        --   Statements Regarding Computation of Ratios
               15.1        --   Acknowledgement Letter of Ernst & Young LLP
               23.1        --   Consent of Ernst & Young LLP
               23.2        --   Consent of Dewey Ballantine LLP (contained in Exhibit 5.1)
             **24.1        --   Power of Attorney
             **25.1        --   Statement of Eligibility of Trustee under the Trust Indenture Act of 1939


---------------


** Previously filed.


ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes:

          (i) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (ii) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (iii) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Simsbury, State of Connecticut, on December 5, 1997.

                                          EXECUTIVE RISK INC.

                                          By:     /s/ ROBERT H. KULLAS

                                            ------------------------------------


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below on December 5, 1997 by the following persons in the capacities indicated.


                   SIGNATURE                                         TITLE
-----------------------------------------------   --------------------------------------------

                       *                          Chief Executive Officer and President
-----------------------------------------------   (Principal Executive Officer) and Director
               Stephen J. Sills

             /s/ ROBERT H. KULLAS                 Chairman
-----------------------------------------------
               Robert H. Kullas

                       *                          Executive Vice President, Treasurer, Chief
-----------------------------------------------   Financial Officer (Principal Financial
               Robert V. Deutsch                  Officer and Principal Accounting Officer),
                                                  Chief Actuary and Director

                       *                          Director
-----------------------------------------------
                Gary G. Benanav

                                                  Director
-----------------------------------------------
               Barbara G. Cohen

                       *                          Director
-----------------------------------------------
                John G. Crosby

                                                  Director
-----------------------------------------------
              Patrick A. Gerschel

                   SIGNATURE                                         TITLE
-----------------------------------------------   --------------------------------------------

                       *                          Director
-----------------------------------------------
                Peter Goldberg

                       *                          Director
-----------------------------------------------
                Michael D. Rice

                       *                          Director
-----------------------------------------------
               Joseph D. Sargent

                                                  Director
-----------------------------------------------
              Irving B. Yoskowitz

           * By /s/ ROBERT H. KULLAS
-----------------------------------------------
               Attorney-In-Fact

                                 EXHIBIT INDEX


           EXHIBIT
            NUMBER                                         DESCRIPTION
           --------             ------------------------------------------------------------------
                1.1        --   Form of Underwriting Agreement
                4.1        --   Form of Indenture with respect to Senior Notes to be dated as of
                                December   , 1997, between Executive Risk Inc. and The Chase Man-
                                hattan Bank, as Trustee.
                5.1        --   Opinion of Dewey Ballantine LLP
             **12.1        --   Statements Regarding Computation of Ratios
               15.1        --   Acknowledgement Letter of Ernst & Young LLP
               23.1        --   Consent of Ernst & Young LLP
               23.2        --   Consent of Dewey Ballantine LLP (contained in Exhibit 5.1)
             **24.1        --   Power of Attorney
             **25.1        --   Statement of Eligibility of Trustee under the Trust Indenture Act of 1939


---------------


** Previously filed.